

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2022

Jennifer S. Buell, Ph.D.
President, Chief Executive Officer and Director
MiNK Therapeutics, Inc.
149 Fifth Street, Suite 500
New York, NY 10010

      Re: MiNK Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed November 3, 2022
           File No. 333-268143

Dear Jennifer S. Buell:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Life Sciences

cc: Zachary Blume, Esq.